Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

T-Mobile Receives Shareholder Approval for Combination with Sprint

Bellevue, Washington – October 30, 2018 – T-Mobile US (NASDAQ: TMUS) today announced that it has received shareholder approval on proposals related to the company’s previously announced merger with Sprint Corporation (NYSE: S).

“This is another step forward in creating the New T-Mobile, so we can deliver on our promise to bring robust competition to the 5G era, giving consumers more for less and creating jobs,” said John Legere, Chief Executive Officer of T-Mobile. “For more than five years, T-Mobile’s Un-carrier strategy has disrupted the wireless industry, and together with Sprint we will continue our mission by securing U.S. leadership in nationwide 5G, creating a real alternative to fixed broadband and bringing a consumer-first mentality to entrenched giants. We can’t wait to continue improving the wireless industry for all consumers as the New T-Mobile.”

Additional information regarding T-Mobile’s merger with Sprint can be found at: www.NewTMobile.com

On October 30, 2018, T-Mobile received a written consent of Deutsche Telekom Holding B.V., holder of approximately 63.5% of T-Mobile Common Stock, in favor of proposals to approve the issuance of shares of T-Mobile common stock and the amendment and restatement of the T-Mobile certificate of incorporation in connection with the Sprint transaction, as further described in the joint consent solicitation statement/prospectus relating to the transaction, which constituted receipt by T-Mobile of stockholder approval for such proposals.

The completion of the combination remains subject to regulatory approvals and certain other customary closing conditions, and is expected to occur during the first half of 2019.

About T-Mobile

As America’s Un-carrier, T-Mobile US, Inc. (NASDAQ: TMUS) is redefining the way consumers and businesses buy wireless services through leading product and service innovation. Our advanced nationwide 4G LTE network delivers outstanding wireless experiences to 77.2 million customers who are unwilling to compromise on quality and value. Based in Bellevue, Washington, T-Mobile US provides services through its subsidiaries and operates its flagship brands, T-Mobile and Metro by T-Mobile. For more information, please visit http://www.t-mobile.com.

Media Contacts

T-Mobile US Media Relations

MediaRelations@T-Mobile.com

or

Investor Relations

212-358-3210

investor.relations@t-mobile.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

A tweet related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•

Tweet: $TMUS continues to deliver incredible results quarter after quarter as we work to close our proposed merger with Sprint. New T-Mobile will supercharge the #Uncarrier, create jobs on day one, and create the first nationwide broad & deep 5G network! We’re ready and excited for the future and #WeWontStop!! #AreYouWithUs Key info: NewTMobile.com

The following contains an excerpt of a transcript of an October 30, 2018 video interview with G. Michael Sievert on Bloomberg:

***

Selina Wang: Now, last year T-Mobile acquired Layer3 TV that jumped into the online TV service. Can you give us some insights into how development has been? What will the timing be like?

G. Michael Sievert: Absolutely. We’re busily building TV for the 5G era. And that’s important because with the New T-Mobile we will have an ability to bring broadband service to 52% of U.S. zip codes through 5G. That’s amazing because broadband is the most uncompetitive market out there. Half of broadband customers out there have no choice at all. They have one or less options. That’s crazy in 2018. So we are going after in the New T-Mobile. And in order to do that, we’re going to need a TV service that frees customers from wires forever. Frees them from any particular cable box and allows them to experience high definition in a way they never could before. In a way that has met their phone, their social media life, and has it all integrated in a contemporary package. So we’re busy building that, the journey starts later this year and it will continue over the next couple of years as we build more and more.

***

Selina Wang: And Mike, what’s the latest on this proposed regulatory review for the merger with Sprint? I mean, there were recent reports that the New York attorney general’s office is stepping up its probe over concerns that it could lead to price hikes on the cheaper prepaid phones.

G. Michael Sievert: Well, that’s entirely expected. Our view is that it’s going really well. And you know, we expected both the federal government and the state governments to take a close look at this, and they need to. And the closer they look at it, the better it is for us, because we’ve submitted 25 million pages of documents and 1,000 pages of econometrics to support a pretty simple proposition, that the synergies of this merger are so profound that they’re going to allow us to create an unprecedented network with capacity that is on a level Americans have never seen before. And prices and competition are a function of capacity. More capacity means lower prices. So the more the state government or the federal government dig into the details as was reported they’re doing, the better it is for our case. So we’re gratified that they’re taking a close, fact-based, data-based look and we’re respectfully participating in the process.

Selina Wang: Now, I want to dig a little deeper into what you just said. How exactly will mobile prices not go up if the number of carriers shrinks to three? Just walk us quickly through how exactly that works.

G. Michael Sievert: Well, in a typical situation when you see mergers in an industry, what drives up prices is the elimination of capacity in that industry. Eliminating a competitor means eliminating all their factors of production. This merger is the exact opposite. What’s going to happen is the two combined companies will have a capacity that is eight times higher than the combination of standalone Sprint and T-Mobile. It’s an explosion of network capacity. What’s that do? It give us every economic incentive to use that capacity to bring more competition and lower prices, to take customers from AT&T and Verizon. So, every American is going to benefit here, postpaid, prepaid and whether or not they’re with the New T-Mobile. Customers over at AT&T and Verizon will benefit too because, you can bet with what we are bringing, they’re going to have to respond.

The following contains an excerpt of a transcript of an October 30, 2018 video interview with G. Michael Sievert on the Fox Business Network:

***

Connel McShane: Now, let me get a question in on how this merger is going to work out with Sprint. There are challenges there as you look to the future. I was looking at a New York Post headline about the new attorney general we have here in New York state, stepping up an investigation of that merger, concerned there would be price hikes on the cheaper prepaid services. What, if anything, can you tell us about that? Can you assure us there won’t be if consumers are watching and wanting to know?

G. Michael Sievert: Connell, what this boils down to is a New T-Mobile that will bring more competition to the marketplace than ever before. We’ve submitted 25 million pages of records to the government at every level and written a thousand pages of economic analysis and arguments. It’s a complicated story, but what it boils down to is pretty simple: the massive synergies of this merger will allow us to create a network with unprecedented capacity, and that capacity will allow us to bring more competition and lower prices.

Connel McShane: Lower prices. Lower prices.

G. Michael Sievert: And we think it is going well. In the end, the government is going look at all analysis, and the facts will lead them to understand that this is about more competition and lower prices for all Americans.

Connel McShane: Okay, so you just hammered home that point as a quick final point on this, lower prices, not higher prices is what you’re saying. You’re assuring consumers of that?

G. Michael Sievert: That’s right.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus . Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.